AMARC RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED
SEPTEMBER 30, 2017 and 2016

(Expressed in Canadian Dollars)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these interim financial statements.

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – Expressed in Canadian Dollars)

		September 30,	March 31,
	Note	2017	2017

ASSETS

Current assets
Cash	3	$3,897,626	$930,890
Amounts receivable and other assets	5	201,607	38,891
Marketable securities		30,026	29,468
		4,129,259	999,249
Non-current assets
Restricted cash	4	173,143	112,815

Total assets		$4,302,402	$1,112,064

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	7	$1,038,997	$14,841
Advance contributions received	6	683,993	–
Balance due to a related parties	10	170,865	175,337
Director's loan	8	–	390,243
		1,893,855	580,421
Non-current liabilities
Director's loan	8	516,188	940,257

Total liabilities		2,410,043	1,520,678

Shareholders' deficiency
Share capital	9	63,207,056	59,559,910
Reserves	9	5,115,587	5,740,875
Accumulated deficit		(66,430,284)	(65,709,399)
		1,892,359	(408,614)

Total liabilities and shareholders' deficiency		$4,302,402	$1,112,064

Nature of operations and going concern (note 1)
Event after the reporting period (note 12)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of (Income) Loss
(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares)

		Three months ended		Six months ended
		September 30,		September 30,
		2017	2016	2017	2016
	Note		(note 2(b))		(note 2(b))

Expenses	10,11
Exploration and evaluation		$3,974,536	$2,024,918	$4,417,202	$2,288,851
Assays and analysis		82,295	81,232	105,176	88,852
Drilling		712,759	263,705	712,759	263,705
Equipment rental		43,506	20,914	43,612	22,923
Geological		1,010,596	519,708	1,104,553	595,500
Helicopter fuel		1,401,869	568,658	1,457,219	568,658
Property costs and assessments		–	240,000	155,870	240,198
Site activities		606,510	235,531	647,762	341,772
Socioeconomic		68,591	82,920	130,961	144,332
Travel and accommodation		48,410	12,250	59,290	22,911

Administration		341,626	231,892	551,518	391,575
Legal, accounting and audit		102,119	18,568	113,818	21,518
Office and administration	11 (b)	184,077	194,274	355,588	335,450
Shareholder communication		26,200	13,269	38,480	13,944
Travel and accommodation		3,721	–	16,909	414
Trust and regulatory		25,509	5,781	26,723	20,249

Cost recoveries		(4,505,423)	(2,163,097)	(4,505,423)	(2,518,297)
Pursuant to IKE agreements	6 (a)	(2,710,029)	(2,163,097)	(2,710,029)	(2,518,297)
Pursuant to JOY agreement	6 (b)	(1,795,394)	–	(1,795,394)	–

		(189,261)	93,713	463,297	162,129
Other items
Finance income		(8,854)	(3,813)	(10,369)	(5,239)
Interest expense – director's loans	8	40,835	31,507	83,219	59,658
Transaction cost – director’s loans	8	91,567	36,413	185,688	63,880
Foreign exchange loss		(950)	(43)	(950)	(43)
Gain on disposition of marketable securities		–	(9,893)	–	(14,806)
Net (income) loss		$(66,663)	$147,884	$720,885	$265,579

Basic and diluted loss per common share		$(0.00)	$0.00	$0.00	$0.00

Weighted average number of common shares outstanding		147,275,292	141,424,061	146,354,734	141,424,061

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Comprehensive (Income) Loss
(Unaudited - Expressed in Canadian Dollars)

	Three months ended		Six months ended
	September 30,		September 30,
	2017	2016	2017	2016

Net (income) loss	$(66,663)	$147,884	$720,885	$265,579

Other comprehensive (income) loss:
Items that may be reclassified subsequently to profit and loss:
Revaluation of marketable securities	(1,928)	12,893	(558)	(10,149)
Reallocation of the fair value of marketable securities upon disposition	–	9,893	–	14,806
Total other comprehensive (income) loss	(1,928)	22,786	(558)	4,657

Comprehensive (income) loss	$(68,591)	$170,670	$720,327	$270,236

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Changes in Deficiency
(Unaudited - Expressed in Canadian Dollars, except for share information)

		Share capital		Reserves
				Share-based	Investment	Share
		Number		payments	revaluation	warrants
	Note	of shares	Amount	reserve	reserve	reserve	Deficit	Total

Balance at April 1, 2016		141,424,061	$58,967,910	$2,202,640	$21,402	$3,133,363	$(64,666,751)	$(341,436)
Total other comprehensive loss		–	–	–	(4,657)	–	–	(4,657)
Loss for the period		–	–	–	–	–	(265,579)	(265,579)
Balance at September 30, 2016		141,424,061	$58,967,910	$2,202,640	$16,745	$3,133,363	$(64,932,330)	$(611,672)

Balance at April 1, 2017		145,424,061	$59,559,910	$2,202,640	$29,466	$3,508,769	$(65,709,399)	$(408,614)
Issuance of common shares pursuant to a private placement, net of issuance costs	9 (b)	13,045,500	2,481,300	–	–	–	–	2,481,300
Issuance of common shares pursuant to exercise of share purchase warrants	9 (c)	6,555,555	540,000	–	–	–	–	540,000
Reallocation of share warrants reserve to share capital for exercised warrants	9 (c)	–	625,846	–	–	(625,846)	–	–
Total other comprehensive income		–	–	–	558	–	–	558
Loss for the period		–	–	–	–	–	(720,885)	(720,885)
Balance at September 30, 2017		165,025,116	$63,207,056	$2,202,640	$30,024	$2,882,923	$(66,430,284)	$1,892,359

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

		Six months ended
		September 30,
	Note	2017	2016

Operating activities
Loss for the period		$(720,885)	$(265,579)
Adjustments for:
Finance income		(10,369)	(5,239)
Interest expense – director's loans	8	83,219	59,658
Transaction cost – director’s loans	8	185,688	63,880
Gain on disposition of marketable securities		–	(14,806)

Changes in working capital items
Amounts receivable and other assets		(162,716)	(61)
Advance contributions received	6	683,993	212,500
Restricted cash		(60,328)	101,674
Accounts payable and accrued liabilities		1,024,156	33,962
Balance due to a related parties		(4,472)	(76,813)
Net cash provided by operating activities		1,018,286	109,176

Investing activities
Interest received		10,369	5,239
Proceeds from disposition of marketable securities		–	19,805
Net cash provided by investing activities		10,369	25,044

Financing activities
Net proceeds from issuance of common shares pursuant to a private placement	9 (b)	2,481,300	–
Net proceeds from issuance of common shares pursuant to exercise of share purchase warrants	9 (c)	540,000	–
Repayment of director's loans	8	(1,000,000)	–
Interest paid on director's loans	8	(83,219)	(59,658)
Net cash provided by (used in) financing activities		1,938,081	(59,658)

Net increase in cash		2,966,736	74,562
Cash, beginning balance		930,890	747,408
Cash, ending balance	3	$3,897,626	$821,970

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2017 and 2016
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Amarc Resources Ltd. (the "Company" or "Amarc") is incorporated under the laws of the province of British Columbia ("BC"), and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in BC. The address of the Company's corporate office is 15th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company's continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to continue the exploration and development of its mineral property interests and to obtain the permits necessary to mine, and on future profitable production or proceeds from the disposition of its mineral property interests.

These condensed consolidated interim financial statements (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company will need to seek additional financing to meet its working capital requirements. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funds can be raised through financing activities. These factors indicate the existence of a material uncertainty that raises significant doubt about the Company’s ability to continue as a going concern.

These Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board ("IASB"), and interpretations by the IFRS Interpretations Committee (“IFRIC”). These Financial Statements do not include all of the information and footnotes required by International Financial Reporting Standards ("IFRS") for complete financial statements for year-end reporting purposes. These Financial Statements should be read in conjunction with the Company’s financial statements as at and for the year ended March 31, 2017. Results for the reporting period ended September 30, 2017 are not necessarily indicative of future results. The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its most recent annual financial statements which are filed under the Company’s profile on SEDAR at www.sedar.com.

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2017 and 2016
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Board of Directors of the Company authorized these Financial Statements for issuance on November 27, 2017.

(b)	Basis of presentation and consolidation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale which are stated at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

These Financial Statements incorporate the financial statements of the Company and its only subsidiary named 1130346 B.C. Ltd. (the “Subco”), incorporated under the laws of BC. The Subco is Amarc’s wholly-owned subsidiary and was incorporate for the purposes of entering into an option agreement (note 6(d)) and as of September 30, 2017 the Subco did not have any asset, liability, income or expense. Intercompany balances and transactions are eliminated in full on consolidation.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

(c)	Significant accounting estimates and judgments

The critical judgements and estimates applied in the preparation of these Financial Statements are consistent with those applied in the Company’s audited financial statements as at and for the year ended March 31, 2017.

(d)	Accounting standards, interpretations and amendments to existing standards

Accounting standards issued but not yet effective

Effective for annual periods beginning on or after January 1, 2018:

•	IFRS 9, Financial Instruments

•	IFRS 15, Revenue from Contracts with Customers

Effective for annual periods beginning on or after January 1, 2019:

•	IFRS 16, Leases

The Company has not early adopted these new standards or amendments to existing standards and does not expect the impact of these standards on the Company's financial statements to be material.

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2017 and 2016
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

3.	CASH

The Company's cash is invested in business and savings accounts which are available on demand by the Company.

4.	RESTRICTED CASH

Restricted cash represents guaranteed investment certificates held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities upon the completion of any required reclamation work on the related projects.

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	September 30,	March 31,
	2017	2017
Sales tax refundable	$201,607	$38,891

6.	EXPLORATION AND EVALUATION EXPENSES AND COST RECOVERIES

During the quarter ended September 30, 2017, the Company’s mineral exploration and evaluation expenses were incurred on its IKE, JOY, PINE and DUKE projects.

(a)	IKE Project

The IKE Project is located in south-central BC. In July 2017, the Company announced it had entered into a Mineral Property Farm-In Agreement with Hudbay Minerals Inc. (“Hudbay”), pursuant to which Hudbay may acquire, through a staged investment process, up to a 60% ownership interest in the IKE Project. During the quarter ended on September 30, 2017, the Company received $3,300,000 in contributions from Hudbay in relation to the IKE Project, of which, $2,710,029 has been recognized as cost recovery in the Statement of Loss.

Relinquished Option Agreement

During the three and six months ended September 30, 2016, the Company recorded a gross amount of cost recovery of $2,163,097 and $2,518,297, respectively, representing contributions received pursuant to a definitive agreement with Thompson Creek Metals Company Inc. (“Thompson Creek”) dated February 2016, whereby the latter had an option to acquire, through a staged investment process within five years, a 30% ownership interest in the mineral claims and crown grants covering the IKE Project.

In January 2017, Thompson Creek (having been taken over by Centerra Gold Inc.) relinquished its option and elected to exchange its 10% participating interest for a 1% Conversion Net Smelter Royalty from mine production, capped at a total of $5 million. As a result, the Company maintained a 100% interest in the IKE Project.

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2017 and 2016
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)	JOY Project

In November 2016, the Company entered into a purchase agreement with a private company wholly owned by one of its directors (note 10(c)) to purchase 100% of the JOY property, located in north-central BC, at the vendor’s direct acquisition costs of $335,299.

In August 2017, the Company announced that it had entered into a Mineral Property Farm-In Agreement with Hudbay, pursuant to which Hudbay may acquire, through a staged investment process, up to a 60% ownership in the JOY Project. During the quarter ended on September 30, 2017, the Company received $1,900,000 in advanced contributions from Hudbay in relation to the JOY Project, of which, the Company has recorded $1,795,394 as the gross amount of cost recovery during the six months ended September 30, 2017.

(c)	DUKE Project

In November 2016, the Company entered into a purchase agreement with a privately company wholly owned by one of its directors (note 10(c)) to purchase a 100% interest in the DUKE property at the vendor’s direct acquisition costs of $168,996. The DUKE property is located in central BC.

(d)	PINE Property

In August 2017, the Company announced that it has concluded option agreements with each of Gold Fields Toodoggone Exploration Corporation ("GFTEC") and Cascadero Copper Corporation ("Cascadero") which enable Amarc to purchase 100% mineral property interest in the PINE property. The PINE property is located adjacent to the south of Amarc's JOY property and adjacent to the north of AuRico Metal's Kemess District developments in the Toodoggone, BC.

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	March 31,
	2017	2017
Accounts payable	$1,038,997	$14,841

8.	DIRECTOR’S LOANS

	Six months ended	Year ended
Unsecured loans payable to a director	September 30, 2017	March 31, 2017
Opening balance	$1,330,500	$1,234,849
Net amount advanced	–	500,000
Transaction costs	–	(607,406)
Repayments	(1,000,000)	–
Amortisation of transaction costs	185,688	203,057
Closing balance	$516,188	$1,330,500

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2017 and 2016
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

	September 30,	March 31,
	2017	2017
Current portion	$–	$390,243
Non-current portion	516,188	940,257
Total	$516,188	$1,330,500

	Three months ended		Six months ended
Transaction costs	September 30,		September 30,
	2017	2016	2017	2016
Interest on director’s loan	$40,835	$31,507	$83,219	$59,658
Amortization of transaction costs	91,567	36,413	185,688	63,880
Total	$132,402	$67,920	$268,907	$123,538

2015-Loan Agreement

In September 2015, the Company entered into a loan agreement (the “2015-Loan Agreement”) with its Director and Chairman, Robert Dickinson (the “Lender”) pursuant to which the Lender advanced to the Company a principal sum of $500,000 with a two-year term and at an interest rate of 7% per annum. Pursuant to the 2015-Loan Agreement, the Company issued 5,555,555 common share purchase warrants (note 9(c)) to the Lender with an expiry term of two years and exercise price of $0.09.

The 2015-Loan Agreement was fully repaid in September 2017.

2016-Loan Agreement

In November 2016, the Company and the Lender entered into another loan agreement (the “2016-Loan Agreement”), pursuant to which a previous loan agreement for a principal sum of $1,000,000 and with a due date of November 26, 2016 was extended for three years on customary conditions, and the principal sum was increased to $1,500,000 by way of an additional advance of $500,000 to fund mineral property acquisitions (note 6(b) and (c)). The 2016-Loan Agreement is subject to a fixed interest at 9% per annum. Pursuant to the 2016-Loan Agreement, the Company issued to the Lender a loan bonus comprising of 10,000,000 common share purchase warrants (note 9(c)) with a three-year term and an exercise price of $0.08 per share.

During the current period, $500,000 of the 2016-Loan Agreement was repaid to the Lender, leaving a balance outstanding as at September 30, 2017 of $1,000,000.

These advances were measured as financial liabilities at their (cash) transaction values, with the unamortized balance of directly applicable costs, comprised of the fair values of the bonus warrants granted, representing a partially offsetting asset balance. Such costs are being expensed pro-rata over the term of the debt, with the effect on the balance sheet presentation being that the aggregate debt is accreted towards its face value.

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2017 and 2016
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

9.	CAPITAL AND RESERVES

(a)	Authorized and outstanding share capital

The Company's authorized share capital consists of an unlimited number of common shares (“Common Shares”) without par value and an unlimited number of preferred shares. All issued Common Shares are fully paid. No preferred shares have been issued.

As at September 30, 2017, there were 165,025,116 Common Shares outstanding (March 31, 2017: 145,424,061).

(b)	Private placement

In September 2017, the Company announced a private placement financing, issuing 13,045,500 Common Shares at a price of $0.20 per Common Share for gross proceeds of $2,609,100, and incurred share issuance costs of $127,800 for net proceeds of $2,481,300.

(c)	Share purchase warrants

The following common share purchase warrants were outstanding at September 30, 2017 and March 31, 2017:

	Exercise	September 30,	March 31,
	price	2017	2017
Issued pursuant to:
the 2015-Loan Agreement(i)	$0.09	–	1,555,555
the 2016-Loan Agreement(ii)	$0.08	5,000,000	10,000,000
Total		5,000,000	11,555,555

(i)

In September 2015, 5,555,555 share-purchase warrants were issued pursuant to the 2015-Loan Agreement (note 8); the fair value of these warrants at issue was determined to be $322,143 at $0.058 per warrant, using the Black Scholes option pricing model and based on the following assumptions: risk-free rate of 0.51%; expected volatility of 130%; the underlying’s market price of $0.09, expiry term of 2 years; and dividend yield of nil. In March 2017, 4,000,000 of these warrants were exercised and in September 2017, the remainder of 1,555,555 warrants were exercised.

(ii)

In November 2016, 10,000,000 share-purchase warrants were issued pursuant to the 2016-Loan Agreement (note 8); the fair value of these warrants at issue was determined to be $607,406 at $0.061 per warrant, using the Black Scholes option pricing model and based on the following assumptions: risk-free rate of 0.79%; expected volatility of 135%; the underlying’s market price of $0.08, expiry term of 3 years; and dividend yield of nil. These warrants expire in November 2019. In September 2017, 5,000,000 of these warrants were exercised.

(d)	Share purchase option compensation plan

No share purchase options were outstanding during the six months ended September 30, 2017.

There were 3,051,300 share purchase options outstanding, with an exercise price of $0.32, at April 1, 2016 that were expired in September 2017. No share purchase options were granted during, or were outstanding at the end of, the six months ended September 30, 2016.

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2017 and 2016
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

10.	RELATED PARTY TRANSACTIONS

Balances due to related parties	September 30,	March 31,
	2017	2017
Hunter Dickinson Services Inc. (note 10(b))	$160,281	$157,282
United Mineral Services Ltd. (note 10(c))	10,584	18,055
	$170,865	$175,337

(a)	Transactions with key management personnel

Key management personnel (“KMP”) are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include all directors of the Company.

Note 8 includes the details of a director’s loans. Note 6 includes the details of the acquisition of mineral property interests from a private entity wholly-owned by one of the Company’s directors.

During the six months ended September 30, 2017 and 2016, the Company’s President and Director, Chief Financial Officer, and Corporate Secretary provided services to the Company under a service agreement with Hunter Dickinson Services Inc. (note 10(b)). There was no other transaction with KMP during the six months ended September 30, 2017 and September 30, 2016.

(b)	Balances and transactions with Hunter Dickinson Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. ("HDSI") are private companies established by a group of mining professionals engaged in advancing mineral properties for a number of publicly-listed exploration companies, one of which is the Company. The Company has two Directors in common with HDSI, namely: Robert Dickinson and Ronald Thiessen. In addition, the Company’s President and Director, Chief Financial Officer, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

HDSI provides technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on an as-needed and as-requested basis from the Company. Because of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. Services from HDSI are provided on a non-exclusive basis. The Company is not obligated to acquire any minimum amount of services from HDSI. The value of services received from HDSI is determined based on a charge-out rate for each employee performing the service and for the time spent by the employee. Such charge-out rates are agreed and set annually in advance.

HDSI also incurs third-party costs on behalf of the Company; such third-party costs are reimbursed by the Company to HDSI at cost without any markup and such costs include, for example, directors and officers insurance, travel, conferences, and communication services.

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2017 and 2016
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The following is a summary of transactions with HDSI that occurred during the reporting period:

	Three months ended		Six months ended
Transactions with HDSI	September 30,		September 30,
	2017	2016	2017	2016
Services received from HDSI and as requested by Amarc	$434,000	$330,000	$686,000	$563,000
Information technology-infrastructure and support services	15,000	15,000	30,000	30,000
Reimbursement , at cost, of 3rd party expenses incurred by HDSI on behalf of Amarc	34,000	18,000	73,000	24,000

(c)	Balances and transactions with United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a privately held company wholly-owned by one of the Company’s Directors. UMS is engaged in the acquisition and exploration of mineral property interests. The balance due to UMS at March 31, 2017 represented the third-party costs, primarily mineral claim fees, incurred by UMS on behalf of the Company and services received from UMS as requested by the Company.

The following is a summary of transactions with UMS that occurred during the reporting period:

	Three months ended		Six months ended
	September 30,		September 30,
	2017	2016	2017	2016
Services received from UMS and as requested by Amarc	$10,080	–	$10,080	–
Reimbursement of third-party expenses incurred by UMS on behalf of Amarc	11,698	–	11,698	–

11.	SUPPLEMENTARY INFORMATION TO STATEMENT OF LOSS

(a)	Employee salaries and benefits

The employees’ salaries and benefits included in exploration and evaluation expenses and administration expenses are as follows:

	Three months ended		Six months ended
	September 30,		September 30,
	2017	2016	2017	2016
Salaries and benefits included in the following:
Exploration and evaluation expenses	$313,000	$304,000	$375,000	$438,000
General and administration expenses(i)	173,000	99,000	311,000	223,000
Total	$486,000	$403,000	$686,000	$661,000

(i)	This amount includes salaries and benefits included in office and administration expenses (note 11(b)) as well as other expenses classified as general and administration expenses.

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2017 and 2016
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)	Office and administration expenses

Office and administration expenses include the following:

	Three months ended		Six months ended
	September 30,		September 30,
	2017	2016	2017	2016
Salaries and benefits	$86,000	$99,000	$214,000	$223,000
Insurance	82,000	80,000	107,000	82,000
Data processing and retention	15,000	15,000	30,000	30,000
Other office expenses	1,000	–	5,000	–
Total	$184,000	$194,000	$356,000	$335,000

12.	EVENT AFTER THE REPORTING PERIOD

On October 31, 2017, pursuant to a property option agreement (note 6(d)), the Company issued to Cascadero Copper Corporation 1,944,444 Common Shares of the Company at $0.18 per share for a deemed value of $350,000.